MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at May 9, 2012, and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2011, and the unaudited consolidated condensed interim financial statements for the three months ended March 31, 2012.

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2011 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com, on EDGAR at http://sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com.

Technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Overall Performance

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project.

On July 3, 2009, the Company entered into an agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

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(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid; expensed and included in the opening deficit at January 1, 2010);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; ($4,366,362 to March 31, 2012, included in “Interest in Gahcho Kué Joint Venture”);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011);
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated financial statements from July 4, 2009.

The underlying value and recoverability of the amounts shown for the Company’s investment in the Gahcho Kué joint venture is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, funding, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

Gahcho Kué Project

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005. Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

On September 1, 2009, the Company announced that JDS Energy and Mining Inc. (“JDS”), an independent engineering firm, had been appointed by the Gahcho Kué Joint Venture to conduct the feasibility study. The feasibility study results are discussed in the section below titled “Independent Feasibility Study”.

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Independent Feasibility Study

On October 21, 2010, in a press release titled “Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. (“JDS”) led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

The following are the financial and project highlights from the Feasibility Study:

•	Project IRR including sunk costs	20.7%*
•	Project IRR excluding sunk costs	33.9%
•	Initial project capital	$549.5M
•	Working capital	$49.4M
•	Sustaining capital including mine closure	$36.1M
•	Operating costs	$48.68 per tonne
•	Project mine life	11 years
•	Average annual production	3 million tonnes
•	Total diamond production	49 million carats
•	Average annual diamond production	4.45 million carats
•	Revenue	US$102.48 per carat**

*After taxes/royalties and unleveraged

**The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Commenting in the news release, Mountain Province said: “The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop.”

On June 14, 2011, in a joint news release entitled “De Beers Canada and Mountain Province Diamonds Provide Gahcho Kué Project Update”, the Joint Venture partners announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Gahcho Kué Project; and mandated the Gahcho Kué Project Operators, De Beers Canada, to prepare a plan and budget for the development of the Gahcho Kué mine. The news release indicated that the plan and budget, once approved by the Joint Venture partners, will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review currently underway.

Gahcho Kué Mineral Reserve Report

On October 21, 2010, Mountain Province also announced a Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 2 below.

Table 2

Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.2	1.77		23.3
Hearne	Probable	5.4	2.10		11.5
Tuzo	Probable	12.6	1.13		14.2
Total	Probable	31.3	1.57	*	49.0

* Fully diluted mining grade

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Independent Diamond Valuation

On May 5, 2011, in a press release titled “Mountain Province Diamonds Announces Results of Independent Valuation of Gahcho Kué Diamonds”, the Company announced the results of an updated independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation was conducted by WWW International Diamond Consultants Ltd. (“WWW”) and took place at the London offices of the Diamond Trading Company in early April 2011. All diamond values presented below are based on the WWW Price Book as at April 11, 2011.

For the valuation, importantly, for the first time, the Gahcho Kué diamonds were grouped into larger parcels, each parcel representing diamonds from the Hearne, Tuzo and the separate lobes of the 5034 kimberlite. In the opinion of WWW, grouping of the diamonds into larger parcels increased the accuracy of the diamond valuation.

Table 3 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 3

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	210	411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		8,317.29	$185	$1,535,024

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600”.

Mountain Province noted that the results of this independent diamond valuation reflect the strong performance of rough diamond prices since the previous valuation conducted in April 2010. Based on the analysis of leading diamond producers and analysts, the global diamond industry will experience peak diamond supply during 2011, with burgeoning demand – particularly from the robust Chinese and Indian markets – outstripping mine supply. There is a strong probability that rough diamond prices will continue to experience strong double digit increases as production from aging mines decrease and new mine supply falls short of growing demand. As the world’s largest and richest new diamond development project, Gahcho Kué is well-placed to enjoy excellent diamond price support as it prepares for production.

Mountain Province noted further that experience shows that during the mining phase, larger populations of large, high value diamonds are commonly recovered, which has the potential to improve modeled diamond revenues. Besides the high-value 25.13 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.

Table 4 below presents models of the average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

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Table 4
Pipe	High Model	Base Model	Low Model
5034 Centre	169	134	116
5034 West	172	133	120
5034 North/East	196	144	123
Hearne	139	110	100
Tuzo	136	103	97
Average	$161	$122	$109

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers.

Mountain Province noted that the 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR. Accordingly, the 41 percent increase in the modeled price over the past year could result in an approximate 12 percent increase in the project IRR.

In March 2012, WWW updated their pricing of the Gahcho Kué diamonds based on their March 7, 2012 price book. In a report to the Company dated April 23, 2012, WWW indicated that the prices for the Gahcho Kué diamonds remained relatively unchanged between April 2011, when the diamonds were previously priced, and March 2012, with the actual value per carat increasing from $185 to $186.

Permitting

In November 2005, De Beers Canada, as Operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted. The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.

The EIR is designed to identify all of the key environmental and social issues that will be impacted by the construction and operation of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007. On May 9, 2008, the Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008. The feasibility study commissioned in August 2009 was expected to impact the final project description and the Operator had previously advised the MVEIRB that submission of the EIS would be further deferred pending the completion of an updated project description.

The final Gahcho Kué project description was presented to the Gahcho Kué Participants, and was incorporated into the EIS submitted to the MVEIRB at the end of 2010. Key elements of the project description included the following:

•	Average annual production rate of approximately 3 million tonnes of ore;
•	Life of mine from the open-pit reserve of approximately 11 years; and
•	Average annual production rate of approximately 4.45 million carats.

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On November 5, 2010, the Company announced that the Operator had notified the MVEIRB on November 3, 2010 that the Gahcho Kué EIS was on track for completion and submission before the end of 2010. The Company also announced that the submission of the EIS will result in the resumption of the environmental impact review by the independent administrative tribunal established under the Mackenzie Valley Environmental Resource Management Act.

On December 23, 2010, the Company, in a joint news release with De Beers Canada entitled “Environmental Impact Statement for Proposed Gahcho Kué Mine Submitted to Mackenzie Valley Environmental Impact Review Panel”, announced that the EIS for the Gahcho Kué mine had been submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel”) of the MVEIRB. The EIS details the construction and operation of the proposed mine to ensure it is sustainable. The EIS has been assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

The joint venture partners further announced that the next step in the regulatory process would be for the Panel to review the EIS submission and to confirm that the EIS conforms to the Terms of Reference. When this determination is made, the next steps in the Analytical Phase of the Environmental Impact Review (“EIR”) will commence. On March 17, 2011, the Panel wrote a letter to the Operator advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed, and the Panel requested responses in respect of these five items by May 2, 2011. The Operator responded to three of these items on May 3, 2011, and the remaining two items by mid-July, 2011. On August 2, 2011, in a news release entitled “Mountain Province Diamonds Achieves Key Milestone with De Beers JV at Kennady Lake”, the Company announced that the Panel had informed the Operator that the EIS conforms to the Terms of Reference set by the Panel, which clears the way for the Analytical Phase of the EIR to commence. Based on a work plan provided by the Panel, the Review is expected to take approximately two years.

In January 2012, the Operator received 347 information requests from stakeholders of the EIR. All of these information requests were responded to by the first week of April. The next step in the process is technical hearings, which are scheduled to be held May 22-25, 2012 in Yellowknife.

On April 23, 2012, the Operator submitted an EIS Supplement to the MVEIRB which describes changes to the 2010 EIS resulting from an update to the fine Process Kimberlite (PK) footprint.

On May 1, 2012, the Government of the Northwest Territories submitted a report to the MVEIRB entitled “Evaluation of the Economic Impacts of the Gahcho Kué Diamond Project”. On May 2, 2012, the Department of Fisheries and Oceans submitted a letter in which they referenced a commitment by the Operator to provide a more thorough alternatives assessment and flow mitigation plan. This work is ongoing by the Operator.

All correspondence and documents associated with the EIR can be found on the MVEIRB website at http://www.reviewboard.ca/registry/project.php?project_id=37.

Tuzo Deep Project

On October 7, 2011, in a news release titled “Mountain Province Diamonds Commences Tuzo Deep Drilling Program and Kennady Lake Airborne Gravity Survey”, the Company announced that the first of two drill rigs had commended drilling the Tuzo kimberlite at the Gahcho Kué Project as part of the Tuzo Deep Project. The news release indicated that the drilling program is intended to test the depth extension between 350 and 750 metres, and that the program would include five holes drilled from two land-based platforms to the north and south of the massive Tuzo kimberlite. The Company also announced that a second drill rig was expected to arrive at Kennady Lake before the end of October, 2011, and that the five-hole drill program was expected to be completed prior to year end, with final analysis of the results expected by the end of the first quarter of 2012.

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The Tuzo Deep drill program aims to define a resource between 350 and 750 metres and was completed in April 2012. On April 12, 2012, in a news release titled “Mountain Province Diamonds Announces Tuzo Deep Drill Results”, the Company announced the results of the drill program as in Table 5 below:

Table 5

		Inclination	Kimberlite intercepts (meters)			End of
	Azimuth	at collar				Hole
Drill hole	(degrees)	(degrees)	From	To	Intercept	(meters)
MPV-11-324C	350	-60	391.00	603.00	212.00	708.00
MPV-11-325C	340	-65	436.20	573.58	137.38	660.00
MPV-11-326C	165	-65	460.60	528.00	*	528.00
MPV-12-327C	173	-57	463.00	675.48	212.48	718.00
MPV-12-328C	059	-55	603.58	819.20	215.62	842.00
MPV-12-329C	274	-60	412.20	624.87	212.67	669.00

* Hole MPV-11-326C was abandoned at 528m due to lost rods at bottom of hole.

  Hole MPV-12-327C is a continuation of MPV-11-326C starting at 400m at a wedge.

The program consisted of five holes totalling 3,725 meters. One hole, MPV-11-326C was abandoned at 528m due to lost drill rods, however was continued in MPV-11-327C, which started at 400m at a wedge. All five holes successfully confirmed the substantial presence of kimberlite beyond the current Resource depth.

Patrick Evans, President and CEO of Mountain Province Diamonds, commented: “The substantial kimberlite intercepts at depth below the current Tuzo resource are very encouraging. In addition, the current Tuzo resource model indicates that the diamond grade increases to depth. If this trend continues, the potential exists for higher grade kimberlite ore below 350 meters”.

The Tuzo kimberlite is one of four known kimberlites within the Gahcho Kué joint venture with De Beers Canada Inc. (“De Beers”). Three of the four kimberlites (5034, Hearne and Tuzo) have a Probable Reserve of 31.3 million tonnes with a fully diluted grade of 1.57 carats per tonne, for total diamond content of 49 million carats.

The shape of the Tuzo kimberlite is unusual as it widens to depth, from 125 meters diameter near surface to 225 meters diameter at a depth of 300 meters. In addition, the diamond grade increases to depth. The average grade from surface to a depth of 300 meters is 1.21 carats per tonne, while the average grade from a depth of 300 meters to 350 meters increases to 1.75 carats per tonne. The higher grade can be explained by a generally lower degree of dilution as well as a coarser diamond distribution. This leads to the conclusion that the coherent magmas at depth (> 300 meters) have the potential for a favourable coarse diamond distribution.

Detailed geological logging, petrography studies and microdiamond analyses of the drill core are ongoing and will classify and correlate the kimberlite types intersected in the deep drilling program with the kimberlite types that comprise the current resource of the Tuzo pipe. The results will be integrated into a revised geological model for the pipe. It is expected that an updated NI 43-101 Resource statement will be available upon completion of the required analytical work, interpretation and resource classification. An estimate for release will be provided once this work is completed. In addition, Mountain Province expects to be able to provide an estimate of the increase in the kimberlite volume to depth below 350 meters prior to the end of Q2 2012.

Other Exploration

The Kennady North Project consists of the five mining leases retained since 2005, and eight mineral claims staked in the fall of 2010, and has an area of approximately 30,374 acres.

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The property hosts the Kelvin, Faraday and Hobbes kimberlites, which were discovered in 1999-2000, and are located between 7 km and 12 km northeast of the Gahcho Kué kimberlite cluster. The land package falls within the boundaries of the original AK claims staked in 1992 that originally comprised 520,000 acres.

The desktop study to compile and review all of the previous work completed on Kennady North is continuing. The comprehensive database will allow Mountain Province to fast track and fine tune its future exploration plans in an efficient and cost effective manner. The results will be used to design and implement an exploration program on the Kennedy North Project. Given the results of the desktop study to date, the Company decided to proceed with an airborne survey of the Kennady North Project.

On October 7, 2011, in the news release titled “Mountain Province Diamonds Commences Tuzo Deep Drilling Program and Kennady Lake Airborne Gravity Survey”, the Company announced that the 50-meter line spacing airborne gravity survey over both the 100%-controlled Kennady North Diamond Project and Gahcho Kué Project had commenced, and on October 24, 2011, the Company announced that the 3,991 line-kilometre survey was successfully completed, and included a total of 1,198 line-kilometres flown over the Gahcho Kué Project and 2,793 line-kilometres flown over the Kennady North Project.

On February 27, 2012, in a news release titled “Mountain Province Diamonds Discovers 106 Geophysical Targets at Kennady North Diamond Project: MAG Survey to Commence”, the Company announced that the final analysis of the Fugro airborne gravity gradiometry (AGG) survey flown over the Kennady North Diamonds Project in the fall 2011 resulted in the identification of 106 geophysical targets, and that a 560 line-kilometre total magnetic field (MAG) ground survey was commencing over the geophysical targets identified by the AGG survey. The MAG survey was conducted at 20 metre line-spacing, and the results will enable the Company to prioritize the geophysical targets for drilling. The Company announced that the MAG survey is being managed by Aurora Geosciences Ltd. It was completed in early April 2012.

On January 12, 2012 in a news release titled “Mountain Province Diamonds Announces Proposed Spin-out of Kennady Diamonds”, the Company announced that its Board of Directors had approved a proposal to spin-out the Company’s 100 percent-controlled Kennady North Diamond Project to a newly incorporated company, Kennady Diamonds Inc. in order to deliver greater value to the Company’s shareholders by unlocking the value of the highly prospective diamond project. Under the corporate reorganization, Mountain Province would focus on its flagship Gahcho Kué Project and Kennady Diamonds Inc. will focus on advancing the 123 square-kilometer Kennady North Diamond Project. The proposed spin-out will occur through a plan of arrangement, and be subject to regulatory, court and shareholder approval.

The Company further announced that upon completion of the Arrangement and the proposed listing of Kennady Diamonds on the TSX Venture Exchange ("TSXV"), the Company intends to distribute 100 percent of the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds share for every five shares of Mountain Province held on the effective date. Mountain Province also plans to provide Kennady Diamonds with working capital of $3 million to be used for planned exploration activities.

On April 26, 2012, in a news release titled “Mountain Province Diamonds Shareholders Approve Kennady Diamonds Spin-out”, the Company reported that 99.5% of the shareholders voted in favour of the proposed spin-out of Kennady Diamonds Inc. at the Company’s special meeting of shareholders held on April 25, 2012. The Company further reported that final court approval was expected during the first week of May, 2012. The final court approval was obtained on April 30, 2012.

The spin-out remains subject to regulatory approval and specifically, approval of the Company’s application to the TSX Venture Exchange for a listing of Kennady Diamonds Inc. under the trading symbol of KDI. A record date and effective date for the transactions contemplated under the Arrangement are still pending.

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Results of Operations

Summary of Quarterly Results

December 31, 2012 Fiscal Year

First Quarter March 31, 2012
Interest income	$51,408
Expenses	(4,458,764)
Net (loss) for period	(4,407,356)
Net (loss) per share (basic)	(0.05)
Cash flow (used in) operations	5,103
Cash and cash equivalents, end of period	497,925
Assets	66,840,529
Dividends	Nil

December 31, 2011 Fiscal Year

	Fourth Quarter December 31, 2011	Third Quarter September 30, 2011	Second Quarter June 30, 2011	First Quarter March 31, 2011
Interest income	$59,239	$67,466	$76,091	$100,558
Expenses	(5,343,586)	(2,264,768)	(2,462,609)	(2,197,492)
Net (loss) for period	(5,347,662)	(2,197,302)	(2,386,518)	(1,607,453)
Net (loss) per share (basic)	(0.07)	(0.03)	(0.03)	(0.02)
Cash flow (used in) operations	(3,424,748)	(2,353,183)	6,285,978	(13,607,720)
Cash and cash equivalents, end of period	21,546	504,895	720,171	1,805,403
Assets	66,556,514	69,937,125	71,935,129	70,130,142
Dividends	Nil	Nil	Nil	Nil

December 31, 2010 Fiscal Year

	Fourth Quarter December 31, 2010	Third Quarter September 30, 2010	Second Quarter June 30, 2010	First Quarter March 31, 2010
Interest income	$57,589	$26,404	$22,142	$16,455
Expenses	(2,401,374)	(2,884,485)	(2,725,144)	(1,753,473)
Net (loss) for period	(4,341,505)	(5,610,085)	(3,209,732)	(1,373,405)
Net (loss) per share (basic)	(0.06)	(0.08)	(0.05)	(0.02)
Cash flow (used in) operations	(2,144,792)	(2,290,002)	(1,739,252)	(1,094,923)
Cash and cash equivalents, end of period	23,778,053	1,984,041	3,276,714	159,805
Assets	71,236,108	52,396,274	54,458,648	45,102,618
Dividends	Nil	Nil	Nil	Nil

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Three Months Ended March 31, 2012

The Company’s net loss during the three months ended March 31, 2012 was $4,407,356 compared with a net loss of $1,607,453 for the three months ended March 31, 2011.

Expenses were $4,458,764 for the three months ended March 31, 2012 compared to $2,197,492 for the comparative three months ended March 31, 2011. The increase is primarily attributable to increased costs of approximately $2,000,000 for the Gahcho Kué and Kennady North Projects in the three months ended March 31, 2012 compared to the same period of the prior year, as well as increased professional fees of approximately $220,000 primarily relating to the Company’s proposed spin-out of Kennady Diamonds Inc. Interest income of $51,408 for the three months ended March 31, 2012 is down compared to the comparative period for the prior year ($100,558) because of decreased investments as a result of operation funding.

Gahcho Kué Project – Proportionate Consolidation

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture. Accordingly, the Company determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the Project, and recorded them in the consolidated financial statements from July 4, 2009.

Summarized below are the results of operation and cash flows relating to the Company’s proportional interest (49%) in the Gahcho Kué Joint Venture for the three months ended March 31, 2012 and March 31, 2011 and the financial position as at March 31, 2012 and December 31, 2011:

	Period Ended	Period Ended
	March 31,	March 31,
	2012	2011
Results of Operations
Revenue	$-	$-
Expenses	(2,918,842)	(1,040,143)
Proportionate share of net loss	$(2,918,842)	$(1,040,143)

Cash Flows
Operating activities	$(2,305,727)	$(1,826,392)
Financing activities	2,293,060	1,827,598
Investing activities	12,667	(1,206)
Proportionate share of change in cash and cash equivalents	$-	$-

	As at	As at
	March 31, 2012	December 31, 2011
Financial Position
Current assets	$22,761	$113,533
Non-current assets	5,967,851	5,958,567
Current liabilities	(2,383,810)	(1,756,902)
Non-current liabilities	(6,184,935)	(6,178,004)
Proportionate share of net liabilities	$(2,578,133)	$(1,862,806)

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LIquidity and Capital Resources

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $10,888,002 at March 31, 2012 ($15,064,475 as at December 31, 2011), and cash and cash equivalents and short-term investments of $17,649,897 ($17,840,729 at December 31, 2011). The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter party credit risk associated with the bank.

The Company had no long-term debt at March 31, 2012 or December 31, 2011. The Company’s required contributions payable to De Beers, described in Note 6 to the Company’s unaudited condensed consolidated interim financial statements for March 31, 2012 are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production. (See “Overall Performance” section above).

As at March 31, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company’s mineral assets are in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the three months ended March 31, 2012, the Company incurred losses amounting to $4,407,356 and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $10,888,002 at March 31, 2012, including $17,649,897 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project (Note 6) over the next 12 months.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Subsequent to the period ended March 31, 2012, 70,000 stock options were exercised for gross proceeds of $88,200.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

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The Company had the following transactions and balances with key management personnel. There were no transactions with the Gahcho Kué Joint Venture.

	March 31,	December 31,
	2012	2011
The total of the transactions:
Remuneration	$716,950	$1,450,068
The amount of outstanding balances:
Payable	297,000	313,000

The remuneration of directors and other members of key management personnel for the three months ended March 31, 2012 and for the year ended December 31, 2011 were as follows:

	March 31,	December 31,
	2012	2011

Salary, bonus and other short-term employee benefits	$253,450	$962,983
Share-based payments	463,500	487,085
	$716,950	$1,450,068

Contractual Obligations

The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	risks related to environmental regulation and liability;
▪	risks associated with obtaining the necessary permits to build and operate a mine;
▪	political and regulatory risks associated with mining and exploration; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

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Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange AMEX under the symbol MDM.

At May 9, 2012, there were 80,715,558 shares issued and 794,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2012 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTLOOK

During fiscal 2012, the Company is continuing the permitting and development of the Gahcho Kué Project and exploration at the Kennady North Project. See descriptions of activity under the headings of “Tuzo Deep Project” and “Other Exploration”.

The Company continues its efforts for the spin-out of Kennady Diamonds Inc. which is expected to be completed by the end of May, 2012.

Additional Information

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

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The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans

President & CEO

May 9, 2012

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